Filed by Brookfield Renewable Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TerraForm Power, Inc.

Registration Nos.: 333-234614 and 234614-01

Brookfield Renewable Corporation (“BEPC”) JULY 2020

We are giving investors the flexibility to invest in Brookfield Renewable either through the current Partnership or a newly-created Canadian corporation

BEPC will be a Canadian corporation, created via an effective stock split BEP LP unitholders will receive one (1) share of BEPC for every four (4) units of BEP NYSE: BEPC1 TSX: BEPC1 Fractional shares will not be issued, so investors who hold a quantity of BEP units not divisible by 4 will receive a cash payout for the difference We expect to complete the special distribution in the third quarter of 2020

BEPC shares are structured to be economically-equivalent to BEP units Identical Dividends/distributions Fully exchangeable at any time BEP (LIMITED PARTNERSHIP) Brookfield Renewable BEPC (CANADIAN CORPORATION) BEP LP units and BEPC shares are intended to be effectively economically equivalent

We see many benefits in establishing BEPC Broader index and ETF inclusion Tax advantages for some Expanded investor base BEPC LISTED CORPORATION

Benefits to establishing BEPC: expanded investor base Opportunity to attract new investors that would not otherwise invest in limited partnerships due to tax reporting or other reasons BEPC is expected to expand our universe of potential investors U.S. retail investors Index funds / Exchange traded funds Active money managers Additional indices European investors

Benefits to establishing BEPC: broader index inclusion 1) Based on preliminary analysis, and subject to approval by index committees. Today, BEP’s most notable index memberships include: S&P/TSX Composite Index BEPC shares should be eligible for inclusion into additional indices and ETFs Russell Indices1 MSCI Indices1

Benefits to establishing BEPC: tax advantages for some investors BEPC investors will receive: Higher after-tax yield (certain investors) Dividends are expected to be eligible to be qualified for U.S. non-corporate investors “Eligible dividends” for Canadian investors Common dividend reporting slips Annual Form 1099-DIV (U.S.) Annual Form T5 (Canada)

BEPC expected to have minimal impact on Brookfield Renewable No incremental tax consequences No change in management oversight or governance No impact to credit ratings expected Immaterial administrative costs to maintain

FFO No change BEP through its control of BEPC will consolidate results going forward NAV No change on combined basis Market Cap No expected change on combined basis Dividends/Distributions No change on combined basis Fees to BAM No change on combined basis No expected impact to BEP’s financial statements and metrics

The value of your distributions will remain the same The split is net neutral to distributions The per-unit value of each BEP unit distribution will decrease, but since the aggregate number of units and BEPC shares outstanding increases proportionately, your aggregate distribution will remain unchanged BEPC dividends will be declared and paid at the same time as BEP unit distributions BEP’s preferred shares and preferred LP units will not be eligible for the split BEPC’s transfer agent will be Computershare (same as BEP) Brookfield Renewable (BEP/BEPC) will target the same 5% to 9% annual per share/unit distribution growth

Tax Profile of Future Distributions

	BEP (U.S.)	BEP (Europe)	BEP (CAN)	BEPC (U.S.)	BEPC (Europe)	BEPC (CAN)
Composition	Investment income (interest, dividends, return of capital)			Dividends only (generally no return of capital)		
Dividend Type	Partially Qualified[1]	N/A	Partially Eligible[2]	Fully Qualified	N/A	Fully Eligible
Tax Form	K-1	Dependent	T5013	1099-DIV	Dependent	T5
Withholding Tax	Partial[3]	Partial[3]	No	Yes	Yes	No
UBTI/ECI[4]	No	No	No	No	No	No

Investors should consult with their tax advisors for personalized advice as individual circumstances vary

1) For a U.S. resident unitholder, BEP's estimated distribution is typically composed of qualified dividend income, ordinary dividend income and returns of capital.
2) For a Canadian resident unitholder, BEP's estimated distribution is typically composed of 50% eligible Canadian dividend, 25% foreign dividend and return of capital.
3) Refer to the following slide for further details.
4) For U.S. tax purposes, "UBTI" and "ECI" mean, respectively, "unrelated business taxable income" and "effectively connected income".

Brookfield

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Dividends from Canada are generally subject to Canadian withholding tax. For most taxable1 U.S. and European investors, such dividends are withheld at a rate of 15% We expect European and U.S. investors to be able to claim a foreign tax credit on their return, but this should be confirmed with an investor’s tax advisor Distribution % Withholding Tax1 Dividend % Withholding Tax1 Canadian Dividend 50% 15% 100% 15% Return of Capital (Canada or Bermuda) 25% 0% - - Bermuda Dividend 25% 0% - - Total 100% 7.5%2 100% 15% Based on withholding tax rates for taxable U.S. holders eligible for the benefits of the U.S.-Canada double tax treaty and most European treaty-eligible investors (UK, Ireland, Switzerland, Netherlands). Weighted based on estimated distribution profile. BEP BEPC Estimated Withholding Tax Distribution Profile: U.S. and European Investors

Why are we not implementing a full conversion? The continued existence of BEP alongside BEPC provides three key advantages: May provide certain unitholders with higher current after-tax yields More cost-effective way to hold investments in certain jurisdictions Allows us to issue preferred units at a lower cost of capital

TerraForm Power Transaction In March, Brookfield Renewable and TERP entered into a definitive agreement for BEP and BEPC to acquire all the outstanding shares TERP, other than the 62% currently owned by Brookfield Renewable and its affiliates (the “TERP acquisition”) Each share of TERP not owned by BEP and its affiliates will be acquired for consideration equivalent to 0.3811 of a BEP unit As form of consideration, TERP shareholders can elect to receive BEPC shares or BEP units Provides TERP shareholders the flexibility to invest in Brookfield Renewable either through the existing partnership or a corporate structure TERP shareholders who do not make any election will receive BEPC shares Special distribution of BEPC shares to BEP unitholders is expected to close immediately prior to closing of the TERP acquisition As holders of BEP units are expected to receive one BEPC exchangeable share for every four BEP units in the special distribution, the exchange ratio is expected to be adjusted to 0.47625. The TERP acquisition is subject to the satisfaction of certain customary conditions including the receipt of the approval of the majority of the unaffiliated TERP shareholders.

BEPC’s initial market capitalization is expected to exceed $4 billion3 1) Redeemable Partnership Units held by Brookfield Asset Management as of June 30, 2020. 2) Figures calculated based on NYSE unit price of $42.90 at March 13, 2020. 3) Assumes TERP transaction is completed and all TERP shareholders receive consideration in the form of BEPC exchangeable shares as part of the transaction. PRE-SPLIT2 POST- SPLIT POST TERP ACQUISITION in millions Units/ Shares Market Cap Units/ Shares Market Cap Units/ Shares Market Cap BEP 179 $7,679 179 $6,143 179 $6,143 BEPC - - 78 $2,668 1193 $4,0843 RPUs & GP1 132 $5,663 132 $4,530 132 $4,530 Total  311 $13,342 389 $13,342 430 $14,758

BEPC Structure[2]

Brookfield



Brookfield Asset Management
51%[1]
BEP Public Investors
BEPC Public Investors
~43%
~57%
~37%[2]
~63%
BEP Distribution
BEPC Dividend
Brookfield Renewable Partners L.P. (BEP)
Bermuda-based LP
K-1/T-5013 issuer
Brookfield Renewable Corporation (BEPC)
Canadian Corporation
1099-DIV/T5 issuer
75% of voting interest
Dividends
Dividends
Operating Asset Portfolios (Canada, Europe & Asia)
Operating Asset Portfolios (U.S. & LATAM) (3)(4)

1) BAM's interest is presented on a fully exchanged basis. If all the public TERP shares are exchanged for BEP units pursuant to the TERP acquisition, Brookfield will own, directly or indirectly, approximately 51% of BEP assuming the exchange of all of Brookfield's redeemable partnership units of BRELP.
2) Structure assumes all unaffiliated TERP shareholders receive BEPC exchangeable shares as part of the TERP acquisition.
3) Excluding an approximate 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by BEP.
4) BEPC will also acquire an approximate 38% interest in TERP, assuming all TERP shareholders elect to receive BEPC exchangeable shares as part of the TERP acquisition.

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Notice to Recipients All amounts are in U.S. dollars unless otherwise specified. CAUTIONARY STATEMENT REGARDING FORWARD- LOOKING STATEMENTS AND INFORMATION This presentation contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this presentation include statements regarding our and our subsidiaries’ operations, business, financial condition, expected financial results, performance, growth prospects and distribution profile, expected liquidity, priorities, targets, ongoing objectives, strategies, dividends and distributions and outlook, statements regarding the special distribution of BEPC exchangeable shares, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the distribution of BEPC exchangeable shares, the expected tax treatment of the BEPC structure and tax profile of future dividends and distributions made to holders of BEP units and BEPC exchangeable shares, the proposed TERP acquisition, the prospects and benefits of the combined company, including certain information regarding the combined company’s expected cash flow profile and liquidity, and any other statements regarding our future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although we believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this presentation. Our future performance and prospects is subject to a number of known and unknown risks and uncertainties. Factors that could cause our actual results to differ materially from those contemplated or implied by the statements in this presentation include uncertainties as to whether TERP stockholders not affiliated with BEP will approve the TERP acquisition; uncertainties as to whether the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule; the timing of the TERP acquisition and whether the proposed TERP acquisition will be completed, including as a result of a potential litigation in connection with the transaction; failure to realize contemplated benefits from the proposed TERP acquisition; and incurrence of significant costs in connection with the proposed TERP acquisition. Further, the creation of BEPC is subject to regulatory approvals that have not yet been received and there can be no assurances that BEPC will be included in any indices. For further information on these known and unknown risks, please see “Risk Factors” included in BEP’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and that are described in BEP’s and BEPC’s F-1/F-4 described below and the prospectus filed with the securities regulators in Canada qualifying the special distribution of BEPC exchangeable shares. The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this presentation and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. Additional Information and Where to Find It This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this presentation may be deemed to be solicitation material in respect of the transaction by BEP, BEPC and TERP. BEP and BEPC have filed relevant materials with the SEC, including a registration statement on Form F-1/F-4 (File Nos. 333-234614 and 333-234614-01) (the “F-1/F-4”), as filed with the SEC as an amendment to Form F-1, that includes a proxy statement of TerraForm Power and also constitutes a prospectus of BEP and BEPC. On June 29, 2020, the SEC declared the F-1/F-4 effective. TerraForm Power commenced mailing the definitive proxy statement/prospectus to stockholders of TerraForm Power on or about June 29, 2020. This presentation is not a substitute for the registration statement, proxy statement/prospectus or any other documents that BEP, BEPC or TerraForm Power may file with the SEC or send to stockholders in connection with the transaction. STOCKHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHICH WAS ALSO FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Further, the F-1/F-4 includes a prospectus that has been filed by BEP and BEPC with the SEC for the special distribution of BEPC exchangeable shares. You should read the prospectus in the F-1/F-4 and other documents that Brookfield Renewable and BEPC have filed with the SEC for more complete information about the special distribution of BEPC exchangeable shares. Investors and security holders may obtain copies of the F-1/F-4, including the proxy statement/prospectus relating to the TERP acquisition, the prospectus relating to the special distribution of BEPC exchangeable shares and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Terraform Power are available free of charge on Terraform Power’s website at http://www.terraform.com/. Copies of documents filed with the SEC by BEP and BEPC are available free of charge on BEP’s website at http://bep.brookfield.com/. Participants in Solicitation TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and BEP and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the transaction. Information about the directors and executive officers of TerraForm Power is set forth on its website at http://www.terraformpower.com/. Information about the directors and executive officers of BEP is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC is set forth on the F-1/F-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the TERP acquisition. You may obtain free copies of these documents as described in the preceding paragraph. Non Solicitation No securities regulatory authority has either approved or disapproved of the contents of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This discussion is for informational purposes only and is not tax advice. Investors are urged to consult their own tax advisors with respect to the tax consequences of investing in BEP or BEPC.